Exhibit 99.1

For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Announces Closing of Transaction of Certain Joint Ventures

TORONTO - January 10, 2014 - Sears Canada Inc. (TSX: SCC) announced today that the transaction originally announced on November 11, 2013, between the Company and Montez Income Properties Corporation to sell its 50% joint venture interest in eight properties it owns with The Westcliff Group of Companies (“Westcliff”) has closed. The agreement, which involves four regional shopping centres, two strip centres and two open-format retail centres, and which was subject to customary closing conditions now fulfilled, is for a total consideration received of approximately $315 million. Westcliff will continue as 50% owner and exclusive manager of the properties.

Sears Canada is a multi-channel retailer with a network that includes 181 corporate stores, 246 hometown dealer stores, over 1,400 catalogue merchandise pick-up locations, 101 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada’s most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

Although the Company believes that the forward-looking information presented with respect to the sale of its interest in the joint venture is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information. The forward-looking statements in this release are made as of the date hereof. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.